Filed by MRO Software, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                      and Deemed Filed Pursuant to Rule 14d-2(b)
                                           under Securities Exchange Act of 1934

                                       Subject Company: Datastream Systems, Inc.

                                                  Commission File No.: 000-25590

                                                         Date: February 27, 2002


[LOGO] MRO SOFTWARE

FOR IMMEDIATE RELEASE

MEDIA CONTACT:                                                INVESTOR CONTACT:
Vaughn Harring                                                Peter Rice
781-280-6855                                                  781-280-6550
vaughn.harring@mro.com                                        peter.rice@mro.com


               MRO SOFTWARE WITHDRAWS OFFER TO ACQUIRE DATASTREAM


BEDFORD, MASS., February 27, 2002 -- MRO Software, Inc. (NASDAQ: MROI), the leading provider of e-Business solutions for asset-intensive companies, announced that it has withdrawn its previously announced offer to acquire Datastream Systems Inc. (NASDAQ: DSTM) of Greenville SC.

ABOUT MRO SOFTWARE, INC.

MRO Software is the leading provider of e-Business solutions for asset-intensive companies. As a worldwide leader in enterprise asset maintenance, MRO Software has the technology and in-depth understanding of issues confronting capital asset-intensive industries to connect all participants in the industrial value chain. The Company's solutions help make e-Business easy, practical and affordable.

The Company's Strategic MRO, Online Commerce Services, and Enterprise Catalog Management solutions allow customers to streamline their internal processes and compete more efficiently in an increasingly collaborative and electronic market. MAXIMO(R), the Company's flagship Strategic MRO solution, is creating value in more than 8,000 organizations located in 103 countries by extending asset life, decreasing operating costs and enabling efficient supplier collaboration.

MRO Software is a global company based in Bedford, Mass., with more than 1,000 employees. The Company markets its products through a direct sales organization in


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combination with a network of international distributors. MRO Software has sales offices throughout North America, Europe, Asia/Pacific and Latin America. Additional information on MRO Software can be found at http://www.mro.com.


MAXIMO(R) is a registered trademark, and MRO SoftwareTM is a trademark, of MRO Software, Inc.

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